Exhibit 99.1

800 3rd Ave, 11th Floor, New York, NY 10022 Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791 www.dgipl.com

Recon Technology, Ltd Announces the Appointment of Dr. Yonggang Duan to the Board of Directors

NEW YORK, March 26, 2020 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company"), today announced that Dr. Yonggang Duan has been appointed to its Board of Directors as an independent director, effective March 19, 2020.

Dr. Duan is currently a researcher and doctoral supervisor, a third level professor and the director of the Oil Well Completion Technology Center at the School of Petroleum Engineering, Southwest Petroleum University. First graduated in 1984 major in oil recovery engineering, Dr. Duan got his master’s degree in 1988 and the Ph.D. degree in 2009 both major in oil and gas field development engineering from Southwest Petroleum University. Long engaging in teaching and scientific research in the field of oil and gas field development engineering and well completion, focusing on the research work on oil and gas reservoirs dynamic analysis, well testing and completion, Dr. Duan has won several awards and titles including outstanding experts with outstanding contributions in Sichuan Province, experts in oil and gas safety in Sichuan Province, and candidates for academic and technical leadership in Sichuan Province.

Dr. Duan has published more than 60 journals, including 20 SCI journals, 23 EI journals, and serval CSCD journals. He has participated in the writing of 4 monographs and 2 textbooks, both "Oil and Gas Layer Protection Technology" and "Reservoir Physics" have been listed as planning textbooks by the Ministry of Education. Dr. Duan was in charge of the National 973 Project "high-efficiency shale gas development technology -research on the theory and interpretation method of shale gas horizontal well fracturing test", a national 863 project, 4 national major oil and gas projects, 10 other provincial and ministerial level projects. Dr. Duan has won 5 provincial and ministerial science and technology progress awards, including the first, the second and the third prizes.

"We are delighted to welcome Dr. Duan to our Board of Directors at this pivotal moment for the Company," said Mr. Shenping Yin, co-founder, and CEO of Recon. "Dr. Duan’s deep scientific knowledge and reputation in the oil and gas industry promise to be an asset to the company under current challenging macroenvironment. We look forward to working with and learning from Dr. Duan."

Dr. Duan said, "I’m looking forward to working with the Recon teams. Based on my experience of more than 30 years in the oil and gas projects, I hope to help Recon to improve technology and launch new products, therefore bring better sales expectations in the future."

800 3rd Ave, 11th Floor, New York, NY 10022 Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791 www.dgipl.com

About Future Gas Station (Beijing) Technology, Ltd.

Established in January 2016, Future Gas Station (Beijing) Technology is a service company focusing on providing new technical Applications and data operations to gas stations. It also provides solutions to gas stations to improve their operations and their customers’ experience. FGS aims to increase the overall income of gas stations through the integration of internet technique and New Retail E-Commerce platform and to help transform gas stations into comprehensive service providers.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, the effect of novel coronavirus and other health matters on target markets, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: RCON@dgipl.com

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